Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of LightJump Acquisition Corporation (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated October 9, 2020, except for Note 8 as to which the date is December 29, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of LightJump Acquisition Corporation as of September 11, 2020 and for the period from July 28, 2020 (inception) through September 11, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-251435), of LightJump Acquisition Corporation.

/s/ Marcum llp

Marcum llp
New York, NY
January 8, 2021